EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)		2006	2005	2006	2005
I.	Earnings:
	Net income	$4,709	$4,048	$13,507	$11,980
	Fixed charges excluding preferred stock dividends	—	—	—	—

	Earnings before fixed charges	$4,709	$4,048	$13,507	$11,980

II.	Fixed charges:
	Preferred stock dividends	$3,563	$3,563	$10,689	$10,689

III.	Ratios of earnings to fixed charges	1.32x	1.14x	1.26x	1.12x